SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934

For the month of August 2003
Commission File No. 333-9410

                                 MARSULEX INC.

                       111 Gordon Baker Road, Suite 300
                                North York, On
                                    M2h 3R1

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F         X                      Form 40-F      _______
             -------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                 No        X
      --------------                       --------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Documents Included as Part of this Report

NO.      DOCUMENT

1.       Press Release dated July 31, 2003

2.       Second Quarter 2003 Report to Shareholders

                                                             DOCUMENT NO. 1

                                                         MARSULEX LOGO OMITTED



N E W S   R E L E A S E

MARSULEX REPORTS RESULTS FOR SECOND QUARTER 2003

EBITDA INCREASES 40% TO $9.4 MILLION

TORONTO, Canada, July 30, 2003 -- Marsulex Inc. (TSX: MLX) today announced earnings before interest, taxes, depreciation and amortization (EBITDA1) of $9.4 million for the second quarter ending June 30, 2003, compared with $6.7 million for the same period last year, an increase of 40%. Revenue for the period was $37.2 million compared with $35.2 million last year. Net earnings were $4.1 million, or $0.13 per share basic, compared with a loss last year of $1.4 million ($0.05 per share basic).

EBITDA for the six months ended June 30, 2003 was $16.2 million compared with $12.3 million in the same period last year. Revenue for the period was $69.1 million compared with $71.2 million last year; net earnings were $4.9 million or $0.16 per share basic compared with $0.6 million, or $0.02 per share basic.

Marsulex has three industry focused operating groups: Refinery Services, Western Markets and Power Generation. The Refinery Services Group recorded EBITDA of $6.8 million for the second quarter, an improvement of 33% over the same period last year. The results reflected an unusually strong performance from the group's sulphur prilling operations as well as improved results from the spent acid business even though some customers continued to face operating challenges early in the quarter.

The Western Markets Group reported sales that were only slightly lower than last year, however, as expected, higher raw material and energy costs reduced EBITDA for the quarter to $4.2 million compared with $5.8 million last year.

EBITDA for the Power Generation Group for the quarter was a lower than expected loss of $0.4 million (2002: $0.9 million) and reflected higher revenue during the period from fees earned on the Shajiao project. The group also continued to invest in new compliance solutions for the power sector.

Marsulex President and Chief Executive Officer, David Gee, said he was very pleased with the results. "EBITDA was the highest we have recorded in the last two years, reflecting the solid performances recorded by our two core businesses and the benefits of our increased focus on outsourced compliance solutions. In addition, the significant improvement in net earnings over last year highlights the positive changes we have made to strengthen our balance sheet as well as take costs out of the business."

In June, Marsulex announced it had arranged $40 million in long-term financing to fund a significant portion of the construction of its environmental compliance facilities at the Upgrader Expansion project at Syncrude's Mildred Lakes oil sands facility in Alberta.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

A conference call with analysts to review the Second Quarter 2003 results will be webcast live on www.newswire.ca/webcast Thursday, July 31, 2003 at 10:00 a.m. Eastern Time.

                                    -more-

(1) EBITDA is defined as earnings before interest, tax, depreciation and amortization, and can be calculated using the financial statement items of earnings (loss) from continuing operations before income taxes, and minority interest adjusted to exclude the impact of interest expense, amortization of deferred charges, amortization of intangible assets, unusual gains (losses), depreciation gains (losses) on disposal of property, plant and equipment and interest income. Management considers EBITDA to be a meaningful indicator of the Company's ability to service and/or incur debt, however, it is not a defined measure of operating performance under Canadian generally accepted accounting principles
    (GAAP). Marsulex's calculation of EBITDA may be different than calculation used by other entities.

This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

                                    # # # #

For further information:

David M. Gee                        or      Laurie Tugman
President and CEO                           Executive Vice President & CFO

Tel: (416) 496-4178                         Tel: (416) 496-4157

MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)

-----------------------------------------------------------------------------------------------------------------
                                                                              June 30,           December 31,
                                                                                2003                 2002
                                                                             (unaudited)
-----------------------------------------------------------------------------------------------------------------

Assets

Current assets:

Cash and cash equivalents                                                           $ 13,239            $  7,940
Cash held in trust (note 3(a))                                                        26,281                  --
Accounts receivable                                                                   24,673              25,332
Due from Chemtrade Logistics                                                             900                 900
Inventories                                                                            1,480               1,888
Future tax asset                                                                         267                 267
Prepaid expenses and other assets                                                      1,380               1,102
-----------------------------------------------------------------------------------------------------------------
                                                                                      68,220              37,429

Property, plant and equipment                                                        143,000             134,424
Deferred charges and other assets, net of accumulated amortization                     3,752               5,337
Goodwill and intangible assets, net of accumulated amortization                       53,776              61,831
-----------------------------------------------------------------------------------------------------------------
                                                                                    $268,748            $239,021
=================================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:

Accounts payable                                                                    $ 10,134             $ 9,207
Accrued liabilities                                                                   14,088              11,348
Income taxes payable                                                                   1,198                 838
-----------------------------------------------------------------------------------------------------------------
                                                                                      25,420              21,393

Long-term debt (note 3(a))                                                           121,967              95,943
Deferred revenues                                                                        955               1,818
Other liabilities                                                                      8,448               9,888
Future tax liability                                                                  17,041              17,844

Shareholders' equity:

Capital stock (note 5)                                                                57,625              57,625
Retained earnings                                                                     36,802              31,865
Foreign currency translation adjustment                                                  490               2,645
-----------------------------------------------------------------------------------------------------------------
                                                                                      94,917              92,135

-----------------------------------------------------------------------------------------------------------------
                                                                                    $268,748            $239,021
=================================================================================================================


MARSULEX INC.
Consolidated Statements of Operations (unaudited)
(in thousands of dollars, except per share amounts)
-------------------------------------------------------------------------------------------------------------------------
                                                                      Three months ended            Six months ended
                                                                           June 30                       June 30
-------------------------------------------------------------------------------------------------------------------------
                                                                     2003           2002          2003          2002
-------------------------------------------------------------------------------------------------------------------------

Revenue                                                             $  37,166      $  35,232     $  69,125      $  71,212

Cost of sales and services                                             24,247         22,407        45,165         47,940
-------------------------------------------------------------------------------------------------------------------------
Gross profit                                                           12,919         12,825        23,960         23,272

Selling, general, administrative and other costs                        4,431          5,980        10,139         10,933
Foreign exchange (gain) loss on monetary items (note 7)                  (944)           119        (2,348)            14
Loss on disposal of property, plant and equipment                          --             --            --             20
Depreciation                                                            3,791          3,512         7,941          7,301
Unusual items (note 4)                                                     --             --            --         (3,612)
Amortization of deferred charges and intangible assets                    180            130           369            262
Interest expense                                                        2,208          4,926         4,373          8,927
Interest capitalized                                                     (906)          (872)       (1,570)        (1,560)
Interest income                                                          (104)          (623)         (169)        (1,295)
-------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes and minority interest               4,263           (347)        5,225          2,282

Income taxes (recovery)
Current                                                                   276            469           518            982
Future                                                                   (139)            93          (230)             2
-------------------------------------------------------------------------------------------------------------------------
                                                                          137            562           288            984
-------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before minority interest                                4,126           (909)        4,937          1,298

Minority interest                                                          --            517            --            742
-------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                $    4,126     $   (1,426)   $    4,937        $   556
=========================================================================================================================

Earnings (loss) per share
    Basic:                                                             $ 0.13        $ (0.05)       $ 0.16         $ 0.02
    Diluted:                                                           $ 0.13        $ (0.05)       $ 0.16         $ 0.02


Consolidated Statement of Retained Earnings (unaudited)
For the six months ended June 30, 2003 with comparative figures for 2002
(in thousands of dollars)
=========================================================================================================================
                                                                                                    2003          2002
-------------------------------------------------------------------------------------------------------------------------

Retained earnings, beginning of year:                                                            $  31,865     $  39,552

Net earnings                                                                                         4,937           556
-------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                                 $  36,802     $  40,108
=========================================================================================================================



MARSULEX INC.
Consolidated Statements of Cash Flow (unaudited)
(in thousands of dollars)
==============================================================================================================================
                                                                             Three months ended         Six months ended
                                                                                  June 30                    June 30
------------------------------------------------------------------------------------------------------------------------------
                                                                             2003         2002         2003          2002
------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):
Operating activities:
 Net earnings (loss)                                                      $    4,126    $  (1,426)  $    4,937      $   556
 Items not affecting cash:
  Depreciation                                                                 3,791        3,512        7,941        7,301
  Loss on disposal of property, plant and equipment                               --           --           --           20
  Gain on disposal of parts and services business and other assets                --           --           --       (3,612)
  Amortization of deferred charges                                                71          130          150          262
  Amortization of intangible assets                                              109           --          219           --
  Future income taxes                                                           (139)          93         (230)           2
  Minority interest                                                               --          517           --          742
  Other non cash items                                                            32          (97)         (52)        (100)
------------------------------------------------------------------------------------------------------------------------------
                                                                               7,990        2,729       12,965        5,171
Decrease (increase) in non-cash operating working capital                     (7,316)     (18,346)       2,039      (13,232)
------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                            674      (15,617)      15,004       (8,061)

Financing activities:

    Increase in capital stock                                                     --          134           --          134
    Increase in long-term debt (note 3(a))                                    40,000           --       40,000           --
------------------------------------------------------------------------------------------------------------------------------
                                                                              40,000          134       40,000          134

Investing activities:

   Proceeds on disposals of property, plant and equipment (note 4)                --           --           --        3,358
   Additions to property, plant and equipment                                (11,858)      (7,298)     (23,532)     (17,629)
   Decrease (increase) in other assets                                            48          743          (10)      (4,219)
   Increase in cash held in trust (note 3(a))                                (26,281)          --      (26,281)          --
   Note from Chemtrade Logistics                                                 900           --          900        4,305
------------------------------------------------------------------------------------------------------------------------------
                                                                             (37,191)      (6,555)     (48,923)     (14,185)

Foreign exchange loss on cash held in foreign currency                          (538)        (402)        (782)        (451)
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                               2,945      (22,440)       5,299      (22,563)

Cash and cash equivalents - beginning of period                               10,294      118,025        7,940      118,148

------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                                 $   13,239    $  95,585   $   13,239    $  95,585
===============================================================================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements

1.   Basis of presentation:

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated statements except for the change in accounting policies described in note 2 below. These unaudited interim period financial statements do not include all the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2002 Annual Report.

2.   Changes in accounting policies:

(a)  Hedging Relationships:

The Company adopted the new CICA Accounting Guideline ("AcG 13") Hedging Relationships on January 1, 2003. This guideline requires the identification, designation, documentation and assessment of the effectiveness of hedging relationships, for the purpose of applying hedge accounting and discontinues hedge accounting of existing hedges. The adoption of this standard did not have an impact on its financial position since the Company's only material hedging relationship relates to its US dollar denominated debt used to acquire its US operations. This has been accounted for as a hedging relationship as disclosed in note 1(f) to the consolidated financial statements included in the Company's 2002 Annual Report.

(b)  Disclosure of Guarantees:

On January 1, 2003 the Company adopted the new CICA Accounting Guideline ("AcG 14"). The guideline requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantees. It also requires disclosure in interim and annual financial statements of its obligations under certain guarantees it has issued. The initial recognition and measurement provisions of AcG 14 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Adoption of AcG 14 did not have a material impact on financial statements of the Company.

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG 14 definition of a guarantee. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty,
(ii) failure of another party to perform under an obligating agreement or
(iii) failure of another third party to pay its indebtedness when due.

In the sale of all or a part of a business, in addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the potential liability that the Company could be required to pay to counterparties. Where the Company believes the payment of an amount is likely and the amount can be reasonably estimated, the amounts will be accrued. As disclosed in note 14(c) to the consolidated financial statements included in the Company's 2002 Annual Report, the Company has indemnified Chemtrade Logistics Inc. for Notices and Findings of Violation relating to a facility it purchased and in the opinion of management, this will not have a material impact upon the financial position of the Company.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 2


3.   Long-term Debt

     =============================================================================================================
                                                                                     June 30,       December 31,
                                                                                       2003             2002
     -------------------------------------------------------------------------------------------------------------

     Long-term Loan
           7.3%, maturing 2019 (note 3(a))                                        $      40,000     $        --

     Senior Subordinated Notes:
           9-5/8% US $60,766,000, maturing 2008                                          81,967           95,943
     -------------------------------------------------------------------------------------------------------------
     Total debt                                                                         121,967           95,943

     Less current portion                                                                   --                --

      -------------------------------------------------------------------------------------------------------------
                                                                                    $   121,967     $    95,943

     ==============================================================================================================

     a) On June 5, 2003 a wholly owned subsidariary of the Company entered into a Long-term Loan agreement to finance its portion of the construction of the environmental compliance facilities at Syncrude's Mildred Lakes oil sands facility in Alberta. The loan is secured by the subsidiary's assets. A general guarantee is provided by the Company until the successful startup of the facility as defined in the loan agreement at which time the general guarantee is released and the loan will be secured by the subsidiary's assets. If, after the successful startup of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt.

     b) The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest only payment required until the startup of the facility at which time the repayment of principal will be made over the next 15 years. The repayment of principal is expected to commence January 2005 with principal repayments due as follows:

     ======================================================================

     ----------------------------------------------------------------------

     2004                                                              --
     2005                                                         $ 1,526
     2006                                                           1,641
     2007                                                           1,765
     2008                                                           1,898
     Thereafter                                                    33,170

     =====================================================================

Under the terms of the agreement $40.0 million was advanced to a loan account which is held in trust. As construction of the facility progresses, cash draws are made on the loan with the remaining amount held in trust and recorded separately in current assets as cash held in trust.

1. Standard & Poors revised its credit rating of the Company on June 2, 2003 to BB- from the BB rating received in June 1998 and consequently, the rating on the Senior Subordinated Notes was revised to B from the 1998 rating of B+.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 3

4.   Unusual item - Disposal of parts and service business and other assets:

On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6.5 million, of which $3.4 million was received in cash.

    =========================================================================
    (in thousands of dollars)
    -------------------------------------------------------------------------
    Proceeds of disposition                                           $6,545
    Net book value and costs of sale                                   2,933
    -------------------------------------------------------------------------
    Gain on sale, before income taxes                                  3,612
    Income taxes                                                          --
    -------------------------------------------------------------------------
    Gain on sale, net of tax                                          $3,612
    =========================================================================

5.   Capital stock

On June 17, 2003 the Company announced its intention to make a Normal Course Issuer Bid (NCIB), pursuant to which the Company is entitled to purchase 1,341,677 of its common shares issued and outstanding. The NCIB commenced on June 19, 2003 and will terminate on June 18, 2004. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. No shares were acquired by the Company for cancellation during the period June 19, 2003 to June 30, 2003.

6.   Stock compensation

The Company's results would have been as follows had it elected to recognize the cost of its stocked-based compensation based on the estimated fair value of stock options granted subsequent to January 1, 2002:


    ================================================================================================================
                                                                   Three months ended        Six months ended
     (in thousand of dollars, except per share amounts)                  June 30                   June 30
    ---------------------------------------------------------------------------------------------------------------
                                                                     2003         2002          2003        2002
    ---------------------------------------------------------------------------------------------------------------

    Net earnings (loss) as reported                               $    4,126    $  (1,426)  $    4,937       $   556
    Adjustment for stock options                                          39           64          102            84

    ---------------------------------------------------------------------------------------------------------------
    Pro forma net earnings                                             4,087       (1,490)       4,835           472
    ---------------------------------------------------------------------------------------------------------------

    Pro forma basic earnings per share                                  0.13        (0.05)        0.15          0.02
    Pro forma diluted earnings per share                                0.13        (0.05)        0.15          0.02

    ===============================================================================================================


During the period no new options were granted. The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

7. The gains or losses arising from the translation of monetary assets and liabilities denominated in US dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and the resulting holding gains or losses are recorded in the statement of operations. In addition, all of the Company's US denominated revenues and expenses of its US operations have been translated into its Canadian dollar reporting currency at the average rate in effect during the year.

     The Company has self-sustaining operations holding US dollar assets and liabilities and the US dollar-denominated Senior Subordinated Notes used in the acquisition of the self-sustaining operations are considered to be a hedge of this net investment. Gains or losses arising from the translation of the financial statements of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of the shareholders' equity on the balance sheet.

     Certain 2002 balances have been reclassified to conform to presentation adopted in 2003.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 4

9.   Business segments:

     The Company's activities are divided into four reportable segments. The three operating segments are Refinery Services, Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

     Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, S02 recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline.

     Western Markets upgrades sulphur-based by-products produced as part of air quality compliance activities.

     Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry.


MARSULEX INC.
Notes to Consolidated Financial Statements
Page 5

9.   Business segments (continued):

Schedule of business segments (unaudited)
========================================================================================================================
For the three months ended June 30                     Refinery Services      Western Markets       Power Generation
(in thousands of dollars)
                                                       2003        2002       2003       2002        2003       2002
------------------------------------------------------------------------------------------------------------------------
Revenue from external customers                         19,430     18,579      14,338     14,584      3,398       2,069
========================================================================================================================
Earnings (loss) before the undernoted                    6,838      5,125       4,175      5,784       (406)       (932)
Depreciation, including loss on disposal                 3,163      2,862         332        327        247         273
Amortization of deferred charges and intangible
  assets                                                    --         --          --         --         --          --
Interest expense                                            --         --          --         --         --          --
Interest capitalized
Interest income                                             --         --          --         --         --          --
------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes, and minority
  interest                                               3,675      2,263       3,843      5,457       (653)     (1,205)
========================================================================================================================
Capital expenditures from continuing operations         11,631      6,113         151        269         --         832
========================================================================================================================

Schedule of business segments (unaudited)
========================================================================================================================
For the six months ended June 30                        Refinery Services       Western Markets       Power Generation
(in thousands of dollars)
                                                         2003       2002       2003        2002       2003       2002
------------------------------------------------------------------------------------------------------------------------
Revenue from external customers                         36,942     34,661      27,577     26,867      4,605       9,684
========================================================================================================================
Earnings (loss) before the undernoted                   12,811      9,403       7,901      9,494     (1,382)       (656)
Depreciation, including loss on disposal                 6,670      5,979         665        649        505         585
Unusual items                                               --         --          --         --         --          --
Amortization of deferred charges and intangible             --         --          --         --         --          --
  assets
Interest expense                                            --         --          --         --         --          --
Interest capitalized
Interest income                                             --         --          --         --         --          --
------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes, and minority
interest                                                 6,141      3,424       7,236      8,845     (1,887)     (1,241)
------------------------------------------------------------------------------------------------------------------------
Total assets before goodwill and intangible assets(1)  144,694    131,595      20,147     22,378      6,916       9,609
Goodwill and intangible assets (1)                      42,540     49,441       4,468      4,468      6,768       7,922
------------------------------------------------------------------------------------------------------------------------
Total assets (1)                                       187,234    181,036      24,615     26,846     13,684      17,531
========================================================================================================================
Capital expenditures                                    23,132     15,441         235        285         79       1,815
========================================================================================================================
(1) 2002 assets at December 31



9.   Business segments (continued):

Schedule of business segments (unaudited)
===================================================================================================
For the three months ended June 30                       Corporate Support           Total
(in thousands of dollars)
                                                         2003        2002       2003       2002
---------------------------------------------------------------------------------------------------
Revenue from external customers                               --         --      37,166     35,232
===================================================================================================
Earnings (loss) before the undernoted                     (1,175)    (3,251)      9,432      6,726
Depreciation, including loss on disposal                      49         50       3,791      3,512
Amortization of deferred charges and intangible
assets                                                       180        130         180        130
Interest expense                                           2,208      4,926       2,208      4,926
Interest capitalized                                        (906)      (872)       (906)      (872)
Interest income                                             (104)      (623)       (104)      (623)
---------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes, and minority
interest                                                  (2,602)    (6,862)      4,263       (347)
===================================================================================================
Capital expenditures from continuing operations               76         84      11,858      7,298
===================================================================================================

Schedule of business segments (unaudited)
===================================================================================================
For the six months ended June 30                          CORPORATE SUPPORT           TOTAL
(in thousands of dollars)
                                                           2003        2002       2003       2002
---------------------------------------------------------------------------------------------------
Revenue from external customers                               --         --      69,125     71,212
===================================================================================================
Earnings (loss) before the undernoted                     (3,161)    (5,916)     16,169     12,325
Depreciation, including loss on disposal                     101        108       7,941      7,321
Unusual items                                                 --     (3,612)         --     (3,612)
Amortization of deferred charges and intangible              369        262         369        262
  assets
Interest expense                                           4,373      8,927       4,373      8,927
Interest capitalized                                      (1,570)    (1,560)     (1,570)    (1,560)
Interest income                                             (169)    (1,295)       (169)    (1,295)
---------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes, and minority
interest                                                  (6,265)    (8,746)      5,225      2,282
---------------------------------------------------------------------------------------------------
Total assets before goodwill and intangible assets(1)     43,215     13,608     214,972    177,190
Goodwill and intangible assets (1)                            --         --      53,776     61,831
---------------------------------------------------------------------------------------------------
Total assets (1)                                          43,215     13,608     268,748    239,021
===================================================================================================
Capital expenditures                                          86         88      23,532     17,629
===================================================================================================
(1) 2002 assets at December 31


MARSULEX INC.  -  Second Quarter 2003
------------

MANAGEMENT DISCUSSION & ANALYSIS

The following provides additional analysis of Marsulex's operations and financial position. It is supplementary information and should be read in conjunction with the consolidated financial statements and accompanying notes.

REVIEW OF SECOND QUARTER 2003

- The second quarter EBITDA in 2003 was the best quarter in the last two years.
- The Refinery Services Group reported a 33% increase in EBITDA over the same period last year. This reflected an unusually strong second quarter performance for the group's sulphur prilling operation as well as improved results from the spent acid business.
- Western Markets Group recorded sales slightly below last year, however, as expected higher raw material and energy costs reduced second quarter EBITDA when compared to the prior year's quarter.
- The Power Generation Group incurred a loss, which reflected the group's continuing investment in air quality compliance solutions for the power sector, offset by fees from the Shajiao project.
- On June 5, 2003 the Company secured long-term loan financing for its portion of the construction of the environmental compliance facilities at Syncrude's Mildred Lakes oil sands facility in Alberta (Syncrude project).

RESULTS OF OPERATIONS

The Company is focused on providing outsourced environmental compliance solutions to the oil refining and power generation industries through its Refinery Services and Power Generation operating groups. The Western Markets Group upgrades and distributes sulphur based by-products produced as part of air quality compliance. A fourth, non-operating group, Corporate, provides centralized services such as project execution support, finance, information systems, human resources, and risk management to the operating groups.

REVENUE AND GROSS PROFIT
Consolidated revenue was $37.2 million for the second quarter in 2003, up $2.0 million, or 5.7% from $35.2 million for the same period in 2002, reflecting the improved Refinery Services performance and the fees earned by the Power Generation Group Shajiao Revenue for the first six months of 2003 was $69.1 million compared with $71.2 million for the six months ended June 30, 2002, a decrease of $2.1 million, or 2.9%. This primarily reflects the improved performance in Refinery Services, offset by the completion of the Virginia Power project in the first quarter of 2002.

Gross profit for the second quarter in 2003 of $12.9 million was comparable to the gross profit for the same period in 2002. For the six months ended June 30, 2003 gross profit was $24.0 million, up $0.7 million or 3.0% when compared to the $23.3 million for the same period in 2002. As a percentage of revenue, gross profit decreased from 36.4% for the second quarter in 2002 to 34.7% for the same period in 2003. Gross profit as a percent of revenue increased from 32.7% for the first six months in 2002 to 34.7% for the same period in 2003. This reflects the improved quality of earnings resulting from the Company's increased focus on outsourced air quality compliance solutions.

REFINERY SERVICES provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, SO2 recovery to ensure air quality compliance, and regeneration of spent sulphuric acid produced during the octane enhancement of gasoline.

Refinery Services' revenue was $19.4 million for the second quarter in 2003 compared to $18.6 million for the same period in 2002, and was $36.9 million for the first six months of 2003 compared to $34.7 million for the same period in 2002. This reflects an unusually strong performance in the first half of 2003 from the Group's sulphur prilling operations as well as improved results from the spent acid business even though some customers continued to face operating challenges early in the second quarter.

WESTERN MARKETS upgrades sulphur-based by-products produced as part of air quality compliance activities. For example, it is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. This and other chemicals are marketed to customers in North America.

Revenue for Western Markets for the second quarter in 2003 was $14.3 million compared with $14.6 million for the same period in 2002, a decrease of 2.1%. For the first six months in 2003, revenue for Western Markets was $27.6 million compared with $26.9 million for the same period in 2002.

POWER GENERATION provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations, as well as to achieve fuel flexibility and access to the savings of lower cost high-sulphur fuel. A newly developed service -- CleanStack(TM) -- a solution for sulphur trioxide emissions of utilities is now being marketed.

Revenue for Power Generation was $3.4 million for the second quarter in 2003, up $1.3 million from the same period in 2002 and reflects the fees earned on the Shajiao project. Revenue for the Power Generation Group was $4.6 million for the first six months in 2003 compared to $9.7 million for the same period in 2002, a decrease of $5.1 million. The decrease was primarily the result of the completion of the Virginia Power project in the first quarter of 2002

SELLING, GENERAL, ADMINISTRATIVE AND OTHER COSTS ("SGA")
SGA costs were $4.4 million for the second quarter in 2003 compared to $6.0 million for the same period in 2002, a decrease of $1.6 million or 26.7%. For the first six months in 2002, SGA costs were $10.1 million compared to $10.9 million for the same period in 2002, a decline of $0.8 million or 7.3%. The decrease reflects the positive impact of cost saving initiatives implemented in the last half of 2002 in both the operating and corporate groups.

FOREIGN EXCHANGE GAINS AND LOSSES
The Company has US based operations and reports in Canadian dollars and therefore can be exposed to foreign exchange fluctuations in the following three areas, (1) monetary assets and liabilities, primarily working capital,
(2) revenues and expenses, and (3) the self-sustaining operations including the Senior Subordinated Notes.

Monetary Assets And Liabilities, Primarily Working Capital
The gains or losses arising from the translation of US dollar denominated monetary assets and liabilities, excluding the US self-sustaining operations, have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and the gains and losses resulting from holding these assets and liabilities since the previous balance sheet date are recorded in the statement of operations. The 23(cent) decline in the US dollar from the December 31, 2002 rate of 1.5789 to the June 30, 2003 rate of 1.3489, resulted in the foreign exchange gain of $2.3 million for the six months ended June 30, 2003 on US monetary items that had liabilities greater than assets. If the US dollar remains unchanged at the more recent rate of 1.40 at July 30, 2003 and there is no change in the net monetary items, the foreign exchange gain of $2.3 million would be reduced by approximately $0.6 million in the third quarter.

Revenues and Expenses
In addition to the above holding gain, the financial results of the Company are impacted by foreign exchange fluctuations when translating the Company's US operating results into its Canadian dollar reporting currency. Unlike other Canadian companies whose US denominated revenues are exposed when matched against Canadian expenses, the impact of exchange fluctuations on the Company's EBITDA is limited as both the revenues and expenses for these operations are in denominated US dollars and are translated at the average rate in effect during the year. The Company's debt and related interest expense are also denominated in US dollars and hedges the US dollar cash flow from operations and when combined with US dollar depreciation and amortization expenses, limits the exposure to net income. The following table illustrates the foreign exchange impact of a one-cent decline in the US dollar on the Company's US denominated operating results for the six months ended June 30, 2003:


====================================================================================================================
(in thousand of dollars)
--------------------------------------------------------------------------------------------------------------------

Gross Profit                                                                                                (92)
SG&A costs                                                                                                   24
--------------------------------------------------------------------------------------------------------------------
EBITDA                                                                                                      (69)
Depreciation and amortization of deferred charges and intangible assets                                      42
Net Interest expense                                                                                         30

--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and minority interest (1)                                                        3

====================================================================================================================

(1) This excludes the foreign exchange impact on translation of US denominated monetary assets and liabilities.


Self-sustaining Operations
The Company's US based operations are considered to be self-sustaining as they are both operationally and financially independent. The US dollar denominated Senior Subordinated Notes were used to finance these operations and provide a natural hedge of the assets. As a result, gains or losses arising from the translation of the assets and liabilities of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of the shareholders' equity on the balance sheet. This recognizes the long-term nature of the investment and that fluctuations in foreign exchange rates does not affect the Company's current earnings.

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION (EBITDA)
EBITDA is presented because management believes it is a widely used financial indicator of the Company's ability to service and/or incur debt. EBITDA is not a recognized measure under Canadian generally accepted accounting principles
(GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies. The following details the Company's reconciliation of EBITDA to the consolidated statements of operations and to the segmented results of operations as presented in note 6 of the consolidated financial statements.


The consolidated statement of operations:
====================================================================================================================
                                                                     Three months ended           Six months
                                                                          June 30                ended June 30
--------------------------------------------------------------------------------------------------------------------
(in thousand of dollars)                                              2003        2002         2003         2002
--------------------------------------------------------------------------------------------------------------------
EBITDA                                                                9,432       6,726        16,169      12,325
Loss on disposal of property, plant and equipment                        --          --            --          20
Depreciation                                                          3,791       3,512         7,941       7,301
Unusual items gain                                                       --          --            --      (3,612)
Amortization of deferred charges and intangible assets                  180         130           369         262
Interest expense                                                      2,208       4,926         4,373       8,927
Interest capitalized                                                   (906)       (872)       (1,570)     (1,560)
Interest income                                                        (104)       (623)         (169)     (1,295)
Earnings before income taxes and minority interest                    4,263        (347)        5,225       2,282


EBITDA for the second quarter in 2003 was $9.4 million compared to $6.7 million for the same period in 2002. As a percent of revenue, EBITDA for the second quarter in 2003 improved to 25.3% from 19.0% for the same period in 2002. For the six months ended June 30, 2003 EBITDA was $16.2 million compared to $12.3 million for the same period in 2002, which as a percent of revenue EBITDA was 23.4% for the six months in 2003, and 17.3% for the same period in 2002. On a four-quarter rolling basis, EBITDA as a percentage of revenue in the second quarter of 2003 continued to improve to 23.5% from 21.8% for the first quarter in 2003 and 17.3% for the second quarter in 2002.


The operating segments for the second quarter ended June 30:
============================================================================================================================
       (in thousands of dollars)          Refinery Services     Western Markets      Power Generation     Corporate Support
                                           2003        2002       2003     2002       2003      2002       2003      2002
----------------------------------------------------------------------------------------------------------------------------
Revenue from external customers            19,430     18,579     14,338    14,584     3,398      2,069       --         --
----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing
operations before the undernoted            6,838      5,125      4,175     5,784      (406)      (932)    (1,175)    (3,251)
Depreciation, including loss on disposal    3,163      2,862        332       327       247        273         49         50
Amortization of deferred charges and
intangible assets                            --         --         --        --        --         --          180        130
Interest expense                             --         --         --        --        --         --        2,208      4,926
Interest capitalized                                                                                         (906)      (872)
Interest income                              --         --         --        --        --         --         (104)      (623)
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) (1)                         3,675      2,263      3,843     5,457      (653)    (1,205)    (2,602)    (6,862)
-----------------------------------------------------------------------------------------------------------------------------

The operating segments for the six months ended June 30:
-----------------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)                  Refinery Services     Western Markets     Power Generation    Corporate Support
                                            2003       2002       2003    2002        2003      2002      2003       2002
-----------------------------------------------------------------------------------------------------------------------------
Revenue from external customers            36,942     34,661     27,577    26,867     4,605      9,684       --         --
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing
operations before the undernoted           12,811      9,403      7,901     9,494    (1,382)      (656)    (3,161)    (5,916)
Depreciation, including loss on disposal    6,670      5,979        665       649       505        585        101        108
Unusual items                                --         --         --        --        --         --         --       (3,612)
Amortization of deferred charges and         --         --         --        --        --         --          369        262
intangible assets
Interest expense                             --         --         --        --        --         --        4,373      8,927
Interest capitalized                                                                                       (1,570)    (1,560)
Interest income                              --         --         --        --        --         --         (169)    (1,295)
------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) (1)                         6,141      3,424      7,236     8,845    (1,887)    (1,241)    (6,265)    (8,746)
------------------------------------------------------------------------------------------------------------------------------
(1) Earnings (loss) before income taxes, and minority interest.


For the second quarter in 2003, EBITDA for Refinery Services was $6.8 million compared to $5.1 million for the same period in 2002. The results reflected an unusually strong performance for the sulphur prilling operations, continuing the positive contribution in the first quarter and an improved performance over last year in the spent acid business despite operating difficulties experienced by some refinery customers earlier in the quarter. For the first six months in 2003, EBITDA for the group was $12.8 million compared to $9.4 million for the same period in 2002 and is primarily the result of the positive performance from the sulphur prilling operations and the general improvement over last year in the spent acid regeneration operations.

Western Markets' EBITDA for the second quarter in 2003 was $4.2 million, down $1.6 million when compared to $5.8 million for the second quarter in 2002. For the first six months in 2003, EBITDA for the group was $7.9 million compared to $9.5 million for the same period in 2002. Revenues were flat to last year but were offset by higher energy and raw material costs.

EBITDA for Power Generation for the second quarter in 2003 was a loss of $0.4 million compared to a loss of $0.9 million for the same period in 2002. For the first six months in 2003, the Power Generation Group generated a loss of $1.4 million compared to a loss of $0.7 million for the same period in 2002. This reflects the Company's continued investment in this strategic business and the completion of the Virginia Power project in the first quarter of 2002, offset by the fees earned on the Shajiao project. The Power Generation segment also includes the Company's first outsourcing agreement in the cement industry with Holcim Inc., under which the customer takes all of the production from the Company's CP-Gyp facility in Dundee, Michigan. For a number of reasons, the customer stopped accepting product in March of 2003 and the Company subsequently idled the plant. In accordance with the terms of the agreement, arbitration is being pursued. As noted in the 2002 Annual Report, the Company has a net asset value in the CP-Gyp facility and operations of approximately US$5 million.

Corporate costs for the second quarter in 2003 were $1.2 million compared to $3.3 million for the same period in 2002. For the first six months in 2003, corporate costs were $3.2 million compared to $5.9 million for the same period in 2002.

Depreciation
Depreciation expense for the second quarter in 2003 was $3.8 million compared to $3.5 million for the same period in 2002, an increase of $0.3 million or 8.6%. For the first six months in 2003, depreciation was $7.9 million, up $0.6 million over the same period in 2002. This increase is primarily attributable to depreciation relating to the new BP Whiting facility offset by lower depreciation expense for the US denominated operations.


Interest Expense, net of interest income and capitalized interest
---------------------------------------------------------------------------------------------------------
                                                            Three months ended          Six months
                                                                 June 30               ended June 30
---------------------------------------------------------------------------------------------------------
(in thousand of dollars)                                    2003        2002         2003        2002
---------------------------------------------------------------------------------------------------------

Interest expense                                            2,208       4,926         4,373       8,927
Interest capitalized                                         (906)       (872)       (1,570)     (1,560)
Interest income                                              (104)       (623)         (169)     (1,295)

---------------------------------------------------------------------------------------------------------
Net interest expense                                        1,198       3,431         2,634       6,072

---------------------------------------------------------------------------------------------------------


Net interest expense was $1.2 million for the second quarter in 2003, a decrease of $2.2 million or 64.7% from the $3.4 million net interest expense for the same period in 2002. For the first six months in 2003, net interest expense was $2.6 million compared to $6.1 million for the same period in 2002. The decrease is primarily the result of the purchase of the Senior Subordinated Notes in August 2002 and the lower interest cost of the US denominated debt. However, with the completion of the Syncrude project financing, interest costs will increase. Interest on the Syncrude project financing is approximately $2.9 million per year.

The reduction in interest income is due to lower cash balances.

Income Taxes
Total income tax expense for the second quarter in 2003 was $0.1 million on earnings before income taxes and minority interest of $4.3 million. For the first six months in 2003, income tax expense was $0.3 million on earnings before income taxes and minority interest of $5.2 million. This resulted in an overall effective income tax rate of 3.2% and 5.5% for the second quarter and six months in 2003, compared to a statutory rate of 36.6%.

The Company continues to expect cash taxes for the 2003 year to be under $1 million.

Net Earnings
For the second quarter in 2003, the Company earned $4.1 million compared to a net loss of $1.4 million for the same period in 2002, a $5.5 million improvement. This improvement is the result of the improved EBITDA, the reduced interest costs and the elimination of the minority interest. The net earnings for the six months ended June 30, 2003 was $4.9 million compared to net earnings of $0.6 million for the same period in 2002. The first quarter in 2002 included the gain of $3.6 million on the sale of the parts and services business. When the impact of this unusual item is removed from the first half of 2002, the Company's earnings improved $7.9 million and reflect the improved EBITDA, the reduced net interest expense resulting from the purchase of the Senior Subordinated Notes and the elimination of the minority interest resulting from the acquisition of the remaining 35% interest in Sulconam Inc.

CONSOLIDATED BALANCE SHEETS

Total assets were $268.7 million at June 30, 2003 compared to $239.0 million at December 31, 2002.

The net book value of property, plant, and equipment at June 30, 2003 increased to $143.0 million from the December 31, 2002 balance of $134.4 million. This increase is primarily due to capital additions during the six months in 2003 of $23.3 million offset by depreciation expense of $7.9 million, and the foreign exchange impact of a stronger Canadian dollar versus the US dollar for US property, plant, and equipment, the impact of which is included in the foreign currency translation adjustment.

Accounts receivable decreased by $0.6 million to $24.7 million from the December 31, 2002 balance of $25.3 million. Total current liabilities increased by $4.7 million to $26.1 million from the December 31, 2002 balance of $21.4 million reflecting the timing in payments relating to the Company's Syncrude project. During the second quarter the Company paid $4.0 million in interest on the Senior Subordinated Notes and received the first installment of $0.9 million of the remaining $2.7 due from Chemtrade Logistics Inc. for finalization of the working capital.

The $26.0 million increase in debt from the December 31, 2002 balance is the result of the $40.0 million loan relating to the Syncrude project offset by the impact of the strengthening of the Canadian dollar versus its US counterpart on the US denominated Senior Subordinated Notes. The foreign exchange gain relating to the US denominated Senior Subordinated Notes is included in the foreign currency translation adjustment.


Share Capital Outstanding
---------------------------------------------------------------------------------------------------

                                                                 June 30, 2003   December 31, 2002
---------------------------------------------------------------------------------------------------

Number of common shares                                              26,833,550         26,833,550
Number of convertible shares, non-voting                              4,720,182          4,720,182
Number of options                                                     2,658,616          2,674,450

---------------------------------------------------------------------------------------------------


On June 17, 2003, the Company filed a Notice of Intention to make a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange, pursuant to which the Company may purchase up to 1,341,677 of its common shares, representing approximately 5% of its 26,833,550 issued and outstanding common shares at June 12, 2003. The NCIB commenced on June 19, 2003 and will terminate on June 18, 2004. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. During the period June 19, 2003 and June 30, 2003, the Company did not acquire any shares for cancellation pursuant to the Notice of Intention to make a Normal Course Issuer Bid.

The Company continues to believe that the current market price of its common shares does not fully reflect the value of its business and its future business prospects and represents a discount to management's estimate of the underlying net asset value of the shares.


Financial Condition & Liquidity
----------------------------------------------------------------------------------------------------------------------

                                                                                    June 30, 2003   December 31, 2002
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents and cash held in trust (in millions of dollars)               $ 39.5              $ 7.9
Debt (in millions of dollars)                                                           $122.0              $95.9
Net debt (1)  (in millions of dollars)                                                  $ 82.5              $88.0

Debt to Equity                                                                            1.3X               1.0x
Net debt to EBITDA (2)                                                                    2.6X               3.1x
Net debt to Equity                                                                        0.9X               1.0x
Interest coverage (EBITDA(2) to interest expense net of capitalized interest(3))          4.8X               2.5x

----------------------------------------------------------------------------------------------------------------------

(1) Net debt is defined as total debt less cash and cash equivalents and cash held in trust.
(2) For the last four quarters ending June 30, 2003 and December 31, 2002.
(3) Interest expense net of capitalized interest for the last four quarters ending June 30, 2003 and December 31, 2002.

Cash and cash equivalents at the end of the second quarter in 2003 were $13.2 million with excess cash invested in short-term, interest-bearing deposits.

During the second quarter the Company secured long term financing for the Syncrude project and $40.0 million was advanced to a loan account which is held in trust. Cash draws are made on this account as construction of the facilty progresses. As of June 30, 2003 $13.7 million in cash was drawn from the account with the balance of $26.3 million held in trust and recorded separately in current assets as cash held in trust.

The financing is secured by the assets of a wholly owned subsidiary of the Company and by a general guarantee from the Company until the successful startup of the facility as defined under the terms of the loan agreement, at which time the general guarantee is released and the loan will be secured by the subsidiary's assets. If, after the successful startup of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility.

The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest-only payment required until the successful startup of the facility, at which time the repayment of principal will be made over the next 15 years with repayments expected to commence in January 2005.

The Company generates positive cash flows from operations which are used to meet its obligations under the Senior Subordinated Notes and to fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company's presence in new markets and, to the extent required, the Company will seek new outside financing to fund this growth strategy.

The focus on long term fee-based contracts contributes to the Company's positive and stable cash flows, but given its reliance on debt to finance the growth strategy, S&P revised its credit rating of the Company on June 2, 2003 to BB- from the BB rating received in June 1998. Consequently, the rating on the Senior Subordinated Notes was revised to B from the 1998 rating of B+. The revised rating did not have an impact on the current debt related covenants.

Although some of the Company's financial indicators have improved, the increased debt for the Syncrude project will cause these indicators to change until the project is completed.

Working Capital
The Company's working capital, excluding cash and cash equivalents, cash held in trust, and current portion of long-term debt, was $3.3 million at June 30, 2003 compared to $8.1 million at December 31, 2002 and is primarily the result of the increase in current liabilities. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The decrease in working capital resulted in a decrease in the current ratio, excluding cash and cash equivalents and cash held in trust, from 1.38:1 at the end of 2002 to 1.13:1 at the end of the second quarter in 2003.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow From Operations
For the second quarter in 2003, the Company generated $8.0 million in cash from operations before changes in non-cash working capital, compared to $2.7 million for the same period in 2002 and for the first six months in 2003 cash from operation before changes in non-cash working capital was $13.0 million, compared to $5.2 million for the same period in 2002. The increase was due to the increase in earnings and the lower interest expense.

Cash and cash equivalents at June 30, 2003 was $13.2 million compared to $7.9 million at December 31, 2002 and is the result of the increase in cash from operations and the cash received from the Syncrude project financing.


Capital Expenditures
---------------------------------------------------------------------------------------------------------------
                                                                 Three months ended        Six months ended
                                                                      June 30                   June 30
---------------------------------------------------------------------------------------------------------------
(in thousand of dollars)                                          2003         2002          2003        2002
---------------------------------------------------------------------------------------------------------------

Expansion projects                                                10,589        5,627        21,597      14,655
Maintenance capital                                                1,269        1,671         1,935       2,964

----------------------------------------------------------------------------------------------------------------
Total capital expenditures (1)                                    11,858        7,298        23,532      17,629

----------------------------------------------------------------------------------------------------------------
(1)  During the three months ended June 30, 2003 $906,000 of financing costs were capitalized (three months ended June 2002--$872,000) and for the six months ended in 2003 $1,570,000 of financing costs were capital during
     (six months in 2002--$1,560,000).

Capital expenditures for the second quarter in 2003 were $11.9 million compared to $7.3 million for the same period in 2002 and for the first six months in 2003, capital expenditures were $23.5 million compared to $17.6 million for the same period in 2002.

The Company expects the construction of its Syncrude project to be completed on schedule in September of this year and within the Company's cost estimate. Startup is tied to the overall completion of Syncrude's Upgrader Expansion project with the revenue stream from the outsourced services expected to begin in January 2005. Syncrude will reimburse the Company for its carrying costs during the period between the completion of the Company's portion of the project and the startup of the facility.

OUTLOOK

The Company expects its core operating businesses to continue to perform in line with expectations for the year. Improved results over last year from the Refinery Services Group, and normal levels of operations from Western Markets. Investment by the Power Generation Group will continue, with emphasis on the CleanStack(TM) SO3 emissions solution. The Power group's results for the third and fourth quarters of the year are expected to be similar to the first quarter. If the foreign exchange rate stays at the current level, the impact on EBITDA for the year will be approximately $100,000.

Overall, the Company expects 2003 results to be similar to 2002.


Forward-looking Statements
The foregoing may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

                                                                DOCUMENT NO. 2

MARSULEX          SECOND QUARTER REPORT            Q2               2003



                              PRESIDENT'S LETTER

Marsulex had a strong second quarter, with earnings before interest, taxes, depreciation and amortization (EBITDA) of $9.4 million, 40% higher than the second quarter last year and the highest level we have recorded for the past two years.

The results reflect the solid performances recorded by our two core businesses and the benefits of our increased focus on outsourced compliance solutions, which has improved both the quality and consistency of our earnings despite the operating challenges faced by some of our customers in this difficult operating climate. EBITDA margins also have continued to improve steadily each quarter, this latest quarter being no exception.

Net earnings were also significantly higher than last year, highlighting the positive changes we have made to strengthen our balance sheet as well as take costs out of the business. Interest costs have been cut dramatically as a result of the repurchase in August last year of $69.5 million of Senior Subordinated Notes. In the second quarter this year, interest expense was $2.2 million compared with $4.9 million in the same period last year.

The overall result of these changes was that net earnings for the second quarter were $4.1 million, which represents an improvement of $5.5 million over the second quarter last year. Net earnings also include our 100% ownership of Sulconam, which was only 65% prior to our acquiring the minority interest in December of last year.

The effects of the stronger Canadian dollar on our business and results are discussed in detail in the MD&A.

Operations

Refinery Services Group had an excellent quarter, recording EBITDA of $6.8 million, the best performance for the group in the last two years. The largest contributor to the improvement was the west coast sulphur prilling operations, which had an unusually strong quarter. Although some customers faced a number of operational problems early in the quarter, the spent acid business also recorded an improved contribution.

Our work on the Syncrude project is proceeding according to schedule and we expect to finish our part of the work by the end of September. Start-up is tied to the overall completion of Syncrude's upgrader expansion project, with our revenue stream from the outsourced services expected to begin January 2005.

As expected, Western Markets Group is producing more normal levels of earnings this year. EBITDA for the second quarter was $4.2 million compared with $5.8 million last year. Revenue was flat to last year. Raw material and energy costs were higher, however, and could not be fully recovered from customers. The results for the group were in line with our expectations.

The Power Generation Group, which is continuing to invest in new compliance solutions for the power industry, reported a lower than expected loss of $400,000 for the quarter. This reflected fees for the Shajiao project in China as well as a follow-on service agreement negotiated with Virginia Power. The group's focus is currently on marketing of the CleanStack(TM) SO3 emissions solution which is receiving a positive response from prospective customers.

Outlook

Our outlook for the year remains in line with our earlier expectations. Refinery Services Group will produce improved results over last year, and earnings for the Western Markets Group will return to more normal levels. These core businesses will continue to produce consistent, reliable earnings.

The Power Generation Group will continue its focus on marketing of the CleanStack(TM) solution and we expect results for the third and fourth quarters to be similar to the first quarter of the year.

Although we cannot predict future changes in the Canadian/US dollar exchange rate, we believe we have an effective hedging program in place. While a strengthening Canadian dollar has a significant negative translation impact on our US denominated earnings, this is substantially offset below the EBITDA level and the overall impact on our net earnings is modest.

We expect the overall results for the year to be similar to 2002.

/s/ David M. Gee
David M. Gee

President & Chief Executive Officer

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

The following provides additional analysis of Marsulex's operations and financial position. It is supplementary information and should be read in conjunction with the consolidated financial statements and accompanying notes.

REVIEW OF SECOND QUARTER 2003

o The second quarter EBITDA in 2003 was the best quarter in the last two years.

o The Refinery Services Group reported a 33% increase in EBITDA over the same period last year. This reflected an unusually strong second quarter performance for the group's sulphur prilling operation as well as improved results from the spent acid business.

o Western Markets Group recorded sales slightly below last year, however, as expected higher raw material and energy costs reduced second quarter EBITDA when compared to the prior year's quarter.

o The Power Generation Group incurred a loss, which reflected the group's continuing investment in air quality compliance solutions for the power sector, offset by fees from the Shajiao project.

o On June 5, 2003 the Company secured long-term loan financing for its portion of the construction of the environmental compliance facilities at Syncrude's Mildred Lakes oil sands facility in Alberta (Syncrude project).

RESULTS OF OPERATIONS

The Company is focused on providing outsourced environmental compliance solutions to the oil refining and power generation industries through its Refinery Services and Power Generation operating groups. The Western Markets Group upgrades and distributes sulphur based by-products produced as part of air quality compliance. A fourth, non-operating group, Corporate, provides centralized services such as project execution support, finance, information systems, human resources, and risk management to the operating groups.

REVENUE AND GROSS PROFIT
Consolidated revenue was $37.2 million for the second quarter in 2003, up $2.0 million, or 5.7% from $35.2 million for the same period in 2002, reflecting the improved Refinery Services performance and the fees earned by the Power Generation Group Shajiao Revenue for the first six months of 2003 was $69.1 million compared with $71.2 million for the six months ended June 30, 2002, a decrease of $2.1 million, or 2.9%. This primarily reflects the improved performance in Refinery Services, offset by the completion of the Virginia Power project in the first quarter of 2002.

Gross profit for the second quarter in 2003 of $12.9 million was comparable to the gross profit for the same period in 2002. For the six months ended June 30, 2003 gross profit was $24.0 million, up $0.7 million or 3.0% when compared to the $23.3 million for the same period in 2002. As a percentage of revenue, gross profit decreased from 36.4% for the second quarter in 2002 to 34.7% for the same period in 2003. Gross profit as a percent of revenue increased from 32.7% for the first six months in 2002 to 34.7% for the same period in 2003. This reflects the improved quality of earnings resulting from the Company's increased focus on outsourced air quality compliance solutions.

REFINERY SERVICES provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, SO2 recovery to ensure air quality compliance, and regeneration of spent sulphuric acid produced during the octane enhancement of gasoline.

Refinery Services' revenue was $19.4 million for the second quarter in 2003 compared to $18.6 million for the same period in 2002, and was $36.9 million for the first six months of 2003 compared to $34.7 million for the same period in 2002. This reflects an unusually strong performance in the first half of 2003 from the Group's sulphur prilling operations as well as improved results from the spent acid business even though some customers continued to face operating challenges early in the second quarter.

WESTERN MARKETS upgrades sulphur-based by-products produced as part of air quality compliance activities. For example, it is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. This and other chemicals are marketed to customers in North America.

Revenue for Western Markets for the second quarter in 2003 was $14.3 million compared with $14.6 million for the same period in 2002, a decrease of 2.1%. For the first six months in 2003, revenue for Western Markets was $27.6 million compared with $26.9 million for the same period in 2002.

POWER GENERATION provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations, as well as to achieve fuel flexibility and access to the savings of lower cost high-sulphur fuel. A newly developed service -- CleanStack(TM) -- a solution for sulphur trioxide emissions of utilities is now being marketed.

Revenue for Power Generation was $3.4 million for the second quarter in 2003, up $1.3 million from the same period in 2002 and reflects the fees earned on the Shajiao project. Revenue for the Power Generation Group was $4.6 million for the first six months in 2003 compared to $9.7 million for the same period in 2002, a decrease of $5.1 million. The decrease was primarily the result of the completion of the Virginia Power project in the first quarter of 2002

SELLING, GENERAL, ADMINISTRATIVE AND OTHER COSTS ("SGA")
SGA costs were $4.4 million for the second quarter in 2003 compared to $6.0 million for the same period in 2002, a decrease of $1.6 million or 26.7%. For the first six months in 2002, SGA costs were $10.1 million compared to $10.9 million for the same period in 2002, a decline of $0.8 million or 7.3%. The decrease reflects the positive impact of cost saving initiatives implemented in the last half of 2002 in both the operating and corporate groups.

FOREIGN EXCHANGE GAINS AND LOSSES
The Company has US based operations and reports in Canadian dollars and therefore can be exposed to foreign exchange fluctuations in the following three areas, (1) monetary assets and liabilities, primarily working capital,
(2) revenues and expenses, and (3) the self-sustaining operations including the Senior Subordinated Notes.

Monetary Assets And Liabilities, Primarily Working Capital
The gains or losses arising from the translation of US dollar denominated monetary assets and liabilities, excluding the US self-sustaining operations, have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and the gains and losses resulting from holding these assets and liabilities since the previous balance sheet date are recorded in the statement of operations. The 23(cent) decline in the US dollar from the December 31, 2002 rate of 1.5789 to the June 30, 2003 rate of 1.3489, resulted in the foreign exchange gain of $2.3 million for the six months ended June 30, 2003 on US monetary items that had liabilities greater than assets. If the US dollar remains unchanged at the more recent rate of 1.40 at July 30, 2003 and there is no change in the net monetary items, the foreign exchange gain of $2.3 million would be reduced by approximately $0.6 million in the third quarter.

Revenues and Expenses
In addition to the above holding gain, the financial results of the Company are impacted by foreign exchange fluctuations when translating the Company's US operating results into its Canadian dollar reporting currency. Unlike other Canadian companies whose US denominated revenues are exposed when matched against Canadian expenses, the impact of exchange fluctuations on the Company's EBITDA is limited as both the revenues and expenses for these operations are in denominated US dollars and are translated at the average rate in effect during the year. The Company's debt and related interest expense are also denominated in US dollars and hedges the US dollar cash flow from operations and when combined with US dollar depreciation and amortization expenses, limits the exposure to net income. The following table illustrates the foreign exchange impact of a one-cent decline in the US dollar on the Company's US denominated operating results for the six months ended June 30, 2003:

-------------------------------------------------------
(in thousand of dollars)
-------------------------------------------------------
Gross Profit                                     (92)
SG&A costs                                        24
-------------------------------------------------------
EBITDA                                           (69)
Depreciation and amortization of deferred         42
   charges and intangible assets
Net Interest expense                              30
-------------------------------------------------------
Earnings before income taxes and minority
   interest (1)                                    3
-------------------------------------------------------
(1) This excludes the foreign exchange impact on translation of US denominated monetary assets and liabilities.

Self-sustaining Operations
The Company's US based operations are considered to be self-sustaining as they are both operationally and financially independent. The US dollar denominated Senior Subordinated Notes were used to finance these operations and provide a natural hedge of the assets. As a result, gains or losses arising from the translation of the assets and liabilities of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of the shareholders' equity on the balance sheet. This recognizes the long-term nature of the investment and that fluctuations in foreign exchange rates does not affect the Company's current earnings.

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION (EBITDA)
EBITDA is presented because management believes it is a widely used financial indicator of the Company's ability to service and/or incur debt. EBITDA is not a recognized measure under Canadian generally accepted accounting principles
(GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies. The following details the Company's reconciliation of EBITDA to the consolidated statements of operations and to the segmented results of operations as presented in note 9 of the consolidated financial statements.


The consolidated statement of operations:
--------------------------------------------------------------------------------------------------------------------
                                                                    Three months                  Six months
                                                                   ended June 30                 ended June 30
--------------------------------------------------------------------------------------------------------------------
(in thousand of dollars)                                         2003          2002           2003           2002
--------------------------------------------------------------------------------------------------------------------
EBITDA                                                           9,432          6,726        16,169         12,325
Loss on disposal of property, plant and equipment                   --             --            --             20
Depreciation                                                     3,791          3,512         7,941          7,301
Unusual items gain                                                  --             --            --         (3,612)
Amortization of deferred charges and intangible assets             180            130           369            262
Interest expense                                                 2,208          4,926         4,373          8,927
Interest capitalized                                              (906)          (872)       (1,570)        (1,560)
Interest income                                                   (104)          (623)         (169)        (1,295)

--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and minority interest               4,263           (347)        5,225          2,282
--------------------------------------------------------------------------------------------------------------------

EBITDA for the second quarter in 2003 was $9.4 million compared to $6.7 million for the same period in 2002. As a percent of revenue, EBITDA for the second quarter in 2003 improved to 25.3% from 19.0% for the same period in 2002.

For the six months ended June 30, 2003 EBITDA was $16.2 million compared to $12.3 million for the same period in 2002, which as a percent of revenue EBITDA was 23.4% for the six months in 2003, and 17.3% for the same period in 2002. On a four-quarter rolling basis, EBITDA as a percentage of revenue in the second quarter of 2003 continued to improve to 23.5% from 21.8% for the first quarter in 2003 and 17.3% for the second quarter in 2002.


The operating segments for the second quarter ended June 30:
----------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)               Refinery Services    Western Markets    Power Generation    Corporate Support
                                          2003      2002     2003      2002      2003      2002      2003      2002
----------------------------------------------------------------------------------------------------------------------
Revenue from external customers          19,430    18,579   14,338    14,584    3,398      2,069        --       --
----------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing
 operations before the undernoted         6,838     5,125    4,175     5,784     (406)      (932)   (1,175)  (3,251)
Depreciation, including loss on           3,163     2,862      332       327      247        273        49       50
 disposal
Amortization of deferred charges and                                                                   180      130
 intangible assets                           --        --       --        --       --         --
Interest expense                             --        --       --        --       --         --     2,208    4,926
Interest capitalized                         --        --       --        --       --         --      (906)    (872)
Interest income                              --        --       --        --       --         --      (104)    (623)
----------------------------------------------------------------------------------------------------------------------
Earnings (loss) (1)                       3,675     2,263    3,843     5,457     (653)    (1,205)   (2,602)  (6,862)
----------------------------------------------------------------------------------------------------------------------

The operating segments for the six months ended June 30:
--------------------------------------- ------------------------------------------------------------------------------
(in thousands of dollars)               Refinery Services   Western Markets    Power Generation    Corporate Support
                                          2003      2002     2003     2002      2003      2002      2003       2002
----------------------------------------------------------------------------------------------------------------------
Revenue from external customers           36,942    34,661   27,577   26,867    4,605     9,684          --         --
----------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing
 operations before the undernoted         12,811     9,403    7,901    9,494   (1,382)     (656)   (3,161)    (5,916)
Depreciation, including loss on            6,670     5,979      665      649      505       585       101        108
 disposal
Unusual items                                 --        --       --       --       --        --        --     (3,612)
Amortization of deferred charges and
 intangible assets                            --        --       --       --       --        --       369        262
Interest expense                              --        --       --       --       --        --     4,373      8,927
Interest capitalized                          --        --       --       --       --        --    (1,570)    (1,560)
Interest income                               --        --       --       --       --        --      (169)    (1,295)
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) (1)                        6,141     3,424    7,236    8,845   (1,887)   (1,241)   (6,265)    (8,746)
-----------------------------------------------------------------------------------------------------------------------
(1) Earnings (loss) before income taxes, and minority interest.


For the second quarter in 2003, EBITDA for Refinery Services was $6.8 million compared to $5.1 million for the same period in 2002. The results reflected an unusually strong performance for the sulphur prilling operations, continuing the positive contribution in the first quarter and an improved performance over last year in the spent acid business despite operating difficulties experienced by some refinery customers earlier in the quarter. For the first six months in 2003, EBITDA for the group was $12.8 million compared to $9.4 million for the same period in 2002 and is primarily the result of the positive performance from the sulphur prilling operations and the general improvement over last year in the spent acid regeneration operations.

Western Markets' EBITDA for the second quarter in 2003 was $4.2 million, down $1.6 million when compared to $5.8 million for the second quarter in 2002. For the first six months in 2003, EBITDA for the group was $7.9 million compared to $9.5 million for the same period in 2002. Revenues were flat to last year but were offset by higher energy and raw material costs.

EBITDA for Power Generation for the second quarter in 2003 was a loss of $0.4 million compared to a loss of $0.9 million for the same period in 2002. For the first six months in 2003, the Power Generation Group generated a loss of $1.4 million compared to a loss of $0.7 million for the same period in 2002. This reflects the Company's continued investment in this strategic business and the completion of the Virginia Power project in the first quarter of 2002, offset by the fees earned on the Shajiao project. The Power Generation segment also includes the Company's first outsourcing agreement in the cement industry with Holcim Inc., under which the customer takes all of the production from the Company's CP-Gyp facility in Dundee, Michigan. For a number of reasons, the customer stopped accepting product in March of 2003 and the Company subsequently idled the plant. In accordance with the terms of the agreement, arbitration is being pursued. As noted in the 2002 Annual Report, the Company has a net asset value in the CP-Gyp facility and operations of approximately US$5 million.

Corporate costs for the second quarter in 2003 were $1.2 million compared to $3.3 million for the same period in 2002. For the first six months in 2003, corporate costs were $3.2 million compared to $5.9 million for the same period in 2002.

Depreciation
Depreciation expense for the second quarter in 2003 was $3.8 million compared to $3.5 million for the same period in 2002, an increase of $0.3 million or 8.6%. For the first six months in 2003, depreciation was $7.9 million, up $0.6 million over the same period in 2002. This increase is primarily attributable to depreciation relating to the new BP Whiting facility offset by lower depreciation expense for the US denominated operations.

Interest Expense, net of interest income and capitalized interest
------------------ ------------------ -------------------
                      Three months        Six months
                     ended June 30       ended June 30
---------------------------------------------------------
   (in thousand      2003      2002     2003      2002
   of dollars)
---------------------------------------------------------
Interest expense     2,208     4,926    4,373     8,927
Interest
   capitalized        (906)     (872)  (1,570)   (1,560)
Interest income       (104)     (623)    (169)   (1,295)
---------------------------------------------------------
Net interest
   expense           1,198     3,431    2,634     6,072
---------------------------------------------------------

Net interest expense was $1.2 million for the second quarter in 2003, a decrease of $2.2 million or 64.7% from the $3.4 million net interest expense for the same period in 2002. For the first six months in 2003, net interest expense was $2.6 million compared to $6.1 million for the same period in 2002. The decrease is primarily the result of the purchase of the Senior Subordinated Notes in August 2002 and the lower interest cost of the US denominated debt. However, with the completion of the Syncrude project financing, interest costs will increase. Interest on the Syncrude project financing is approximately $2.9 million per year.

The reduction in interest income is due to lower cash balances.

Income Taxes
Total income tax expense for the second quarter in 2003 was $0.1 million on earnings before income taxes and minority interest of $4.3 million. For the first six months in 2003, income tax expense was $0.3 million on earnings before income taxes and minority interest of $5.2 million. This resulted in an overall effective income tax rate of 3.2% and 5.5% for the second quarter and six months in 2003, compared to a statutory rate of 36.6%.

The Company continues to expect cash taxes for the 2003 year to be under $1 million.

Net Earnings
For the second quarter in 2003, the Company earned $4.1 million compared to a net loss of $1.4 million for the same period in 2002, a $5.5 million improvement. This improvement is the result of the improved EBITDA, the reduced interest costs and the elimination of the minority interest. The net earnings for the six months ended June 30, 2003 was $4.9 million compared to net earnings of $0.6 million for the same period in 2002. The first quarter in 2002 included the gain of $3.6 million on the sale of the parts and services business. When the impact of this unusual item is removed from the first half of 2002, the Company's earnings improved $7.9 million and reflect the improved EBITDA, the reduced net interest expense resulting from the purchase of the Senior Subordinated Notes and the elimination of the minority interest resulting from the acquisition of the remaining 35% interest in Sulconam Inc.

CONSOLIDATED BALANCE SHEETS

Total assets were $268.7 million at June 30, 2003 compared to $239.0 million at December 31, 2002.

The net book value of property, plant, and equipment at June 30, 2003 increased to $143.0 million from the December 31, 2002 balance of $134.4 million. This increase is primarily due to capital additions during the six months in 2003 of $23.3 million offset by depreciation expense of $7.9 million, and the foreign exchange impact of a stronger Canadian dollar versus the US dollar for US property, plant, and equipment, the impact of which is included in the foreign currency translation adjustment.

Accounts receivable decreased by $0.6 million to $24.7 million from the December 31, 2002 balance of $25.3 million. Total current liabilities increased by $4.7 million to $26.1 million from the December 31, 2002 balance of $21.4 million reflecting the timing in payments relating to the Company's Syncrude project. During the second quarter the Company paid $4.0 million in interest on the Senior Subordinated Notes and received the first installment of $0.9 million of the remaining $2.7 due from Chemtrade Logistics Inc. for finalization of the working capital.

The $26.0 million increase in debt from the December 31, 2002 balance is the result of the $40.0 million loan relating to the Syncrude project offset by the impact of the strengthening of the Canadian dollar versus its US counterpart on the US denominated Senior Subordinated Notes. The foreign exchange gain relating to the US denominated Senior Subordinated Notes is included in the foreign currency translation adjustment.

Share Capital Outstanding
--------------------------------------------------------
                                June 30,    December 31,
                                  2003         2002
--------------------------------------------------------
Number of common shares       26,833,550     26,833,550
Number of convertible
  shares, non-voting           4,720,182      4,720,182
Number of options              2,658,616      2,674,450
--------------------------------------------------------

On June 17, 2003, the Company filed a Notice of Intention to make a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange, pursuant to which the Company may purchase up to 1,341,677 of its common shares, representing approximately 5% of its 26,833,550 issued and outstanding common shares at June 12, 2003. The NCIB commenced on June 19, 2003 and will terminate on June 18, 2004. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. During the period June 19, 2003 and June 30, 2003, the Company did not acquire any shares for cancellation pursuant to the Notice of Intention to make a Normal Course Issuer Bid.

The Company continues to believe that the current market price of its common shares does not fully reflect the value of its business and its future business prospects and represents a discount to management's estimate of the underlying net asset value of the shares.

Financial Condition & Liquidity
---------------------------------------------------------
                                 June 30,   December 31,
                                   2003       2002
---------------------------------------------------------
Cash and cash equivalents
 and cash held in trust (in
 millions of dollars)            $ 39.5          $ 7.9
Debt (in millions of
 dollars)                        $122.0          $95.9
Net debt (1)  (in millions
 of dollars)                     $ 82.5          $88.0
Debt to Equity                     1.3X           1.0x
Net debt to EBITDA (2)             2.6X           3.1x
Net debt to Equity                 0.9X           1.0x
Interest coverage
 (EBITDA(2) to interest
 expense net of capitalized
 interest(3))                      4.8X           2.5x
-------------------------------------------------------

(1) Net debt is defined as total debt less cash and cash equivalents and cash held in trust.
(2)  For the last four quarters ending June 30, 2003 and December 31, 2002.
(3) Interest expense net of capitalized interest for the last four quarters ending June 30, 2003 and December 31, 2002.

Cash and cash equivalents at the end of the second quarter in 2003 were $13.2 million with excess cash invested in short-term, interest-bearing deposits.

During the second quarter the Company secured long term financing for the Syncrude project and $40.0 million was advanced to a loan account which is held in trust. Cash draws are made on this account as construction of the facilty progresses. As of June 30, 2003 $13.7 million in cash was drawn from the account with the balance of $26.3 million held in trust and recorded separately in current assets as cash held in trust.

The financing is secured by the assets of a wholly owned subsidiary of the Company and by a general guarantee from the Company until the successful startup of the facility as defined under the terms of the loan agreement, at which time the general guarantee is released and the loan will be secured by the subsidiary's assets. If, after the successful startup of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility.

The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest-only payment required until the successful startup of the facility, at which time the repayment of principal will be made over the next 15 years with repayments expected to commence in January 2005.

The Company generates positive cash flows from operations which are used to meet its obligations under the Senior Subordinated Notes and to fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company's presence in new markets and, to the extent required, the Company will seek new outside financing to fund this growth strategy.

The focus on long term fee-based contracts contributes to the Company's positive and stable cash flows, but given its reliance on debt to finance the growth strategy, S&P revised its credit rating of the Company on June 2, 2003 to BB- from the BB rating received in June 1998. Consequently, the rating on the Senior Subordinated Notes was revised to B from the 1998 rating of B+. The revised rating did not have an impact on the current debt related covenants.

Although some of the Company's financial indicators have improved, the increased debt for the Syncrude project will cause these indicators to change until the project is completed.

Working Capital
The Company's working capital, excluding cash and cash equivalents, cash held in trust, and current portion of long-term debt, was $3.3 million at June 30, 2003 compared to $8.1 million at December 31, 2002 and is primarily the result of the increase in current liabilities. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The decrease in working capital resulted in a decrease in the current ratio, excluding cash and cash equivalents and cash held in trust, from 1.38:1 at the end of 2002 to 1.13:1 at the end of the second quarter in 2003.

CONSOLIDATED STATEMENTS OF CASHFLOWS

Cash Flow From Operations
For the second quarter in 2003, the Company generated $8.0 million in cash from operations before changes in non-cash working capital, compared to $2.7 million for the same period in 2002 and for the first six months in 2003 cash from operation before changes in non-cash working capital was $13.0 million, compared to $5.2 million for the same period in 2002. The increase was due to the increase in earnings and the lower interest expense.

Cash and cash equivalents at June 30, 2003 was $13.2 million compared to $7.9 million at December 31, 2002 and is the result of the increase in cash from operations and the cash received from the Syncrude project financing.

Capital Expenditures
--------------------------------------------------------
                         Three Months      Six Months
                         ended June 30    ended June 30
--------------------------------------------------------
(thousand of dollars)    2003    2002    2003     2002
--------------------------------------------------------
Expansion projects      10,589   5,627   21,597   14,655
Maintenance capital      1,269   1,671    1,935    2,964
--------------------------------------------------------
Total capital
   expenditures (1)     11,858   7,298   23,532   17,629
---------------------------------------------------------
(1) During the three months ended June 30, 2003 $906,000 of financing costs were capitalized (three months ended June 2002--$872,000) and for the six months ended in 2003 $1,570,000 of financing costs were capital during (six months in 2002--$1,560,000).

Capital expenditures for the second quarter in 2003 were $11.9 million compared to $7.3 million for the same period in 2002 and for the first six months in 2003, capital expenditures were $23.5 million compared to $17.6 million for the same period in 2002.

The Company expects the construction of its Syncrude project to be completed on schedule in September of this year and within the Company's cost estimate. Startup is tied to the overall completion of Syncrude's Upgrader Expansion project with the revenue stream from the outsourced services expected to begin in January 2005. Syncrude will reimburse the Company for its carrying costs during the period between the completion of the Company's portion of the project and the startup of the facility.

OUTLOOK

The Company expects its core operating businesses to continue to perform in line with expectations for the year. Improved results over last year from the Refinery Services Group, and normal levels of operations from Western Markets. Investment by the Power Generation Group will continue, with emphasis on the CleanStack(TM) SO3 emissions solution. The Power group's results for the third and fourth quarters of the year are expected to be similar to the first quarter. If the foreign exchange rate stays at the current level, the impact on EBITDA for the year will be approximately $100,000.

Overall, the Company expects 2003 results to be similar to 2002.


Forward-looking Statements
The foregoing may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement


MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)

-----------------------------------------------------------------------------------------------------------------------
                                                                                   June 30,           December 31,
                                                                                     2003                 2002
                                                                                 (unaudited)
-----------------------------------------------------------------------------------------------------------------------

ASSETS

Current assets:

  Cash and cash equivalents                                                        $ 13,239             $  7,940
  Cash held in trust (note 3(a))                                                     26,281                   --
  Accounts receivable                                                                24,673               25,332
  Due from Chemtrade Logistics                                                          900                  900
  Inventories                                                                         1,480                1,888
  Future tax asset                                                                      267                  267
-----------------------------------------------------------------------------------------------------------------------
  Prepaid expenses and other assets                                                   1,380                1,102
                                                                                     68,220               37,429

Property, plant and equipment                                                       143,000              134,424
Deferred charges and other assets, net of accumulated amortization                    3,752                5,337
-----------------------------------------------------------------------------------------------------------------------
Goodwill and intangible assets, net of accumulated amortization                      53,776               61,831
-----------------------------------------------------------------------------------------------------------------------
                                                                                   $268,748             $239,021

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

  Accounts payable                                                                 $ 10,134              $ 9,207
  Accrued liabilities                                                                14,088               11,348
  Income taxes payable                                                                1,198                  838
-----------------------------------------------------------------------------------------------------------------------
                                                                                     25,420               21,393

Long-term debt (note 3(a))                                                          121,967               95,943
Deferred revenues                                                                       955                1,818
Other liabilities                                                                     8,448                9,888
Future tax liability                                                                 17,041               17,844

Shareholders' equity:

  Capital stock (note 5)                                                             57,625               57,625
  Retained earnings                                                                  36,802               31,865
  Foreign currency translation adjustment                                               490                2,645
-----------------------------------------------------------------------------------------------------------------------
                                                                                     94,917               92,135

-----------------------------------------------------------------------------------------------------------------------
                                                                                   $268,748             $239,021
-----------------------------------------------------------------------------------------------------------------------


MARSULEX INC.
Consolidated Statements of Operations (unaudited)
(in thousands of dollars, except per share amounts)
-----------------------------------------------------------------------------------------------------------------------
                                                                    Three months                   Six months
                                                                    ended June 30                ended June 30
-----------------------------------------------------------------------------------------------------------------------
                                                                  2003           2002          2003           2002
-----------------------------------------------------------------------------------------------------------------------

Revenue                                                         $  37,166      $  35,232      $  69,125     $  71,212

Cost of sales and services                                         24,247         22,407         45,165        47,940
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                                       12,919         12,825         23,960        23,272

Selling, general, administrative and other costs                    4,431          5,980         10,139        10,933
Foreign exchange (gain) loss on monetary items (note 7)              (944)           119         (2,348)           14
Loss on disposal of property, plant and equipment                      --             --             --            20
Depreciation                                                        3,791          3,512          7,941         7,301
Unusual items (note 4)                                                 --             --             --        (3,612)
Amortization of deferred charges and intangible assets                180            130            369           262
Interest expense                                                    2,208          4,926          4,373         8,927
Interest capitalized                                                 (906)          (872)        (1,570)       (1,560)
Interest income                                                      (104)          (623)          (169)       (1,295)
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes and minority interest           4,263           (347)         5,225         2,282

Income taxes (recovery):

     Current                                                          276            469            518           982
     Future                                                          (139)            93           (230)            2
------------------------------------------------------------------------------------------------------------------------
                                                                      137            562            288           984
------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before minority interest                            4,126           (909)         4,937         1,298

Minority interest                                                      --            517             --           742
------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                            $    4,126     $   (1,426)    $    4,937       $   556
------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share
    Basic:                                                        $ 0.13          $ (0.05)      $ 0.16          $ 0.02
    Diluted:                                                      $ 0.13          $ (0.05)      $ 0.16          $ 0.02

Consolidated Statement of Retained Earnings (unaudited)

For the six months ended June 30, 2003 with comparative figures for 2002 (in thousands of dollars)

------------------------------------------------------------------------------------------------------------------------
                                                                                                  2003          2002
------------------------------------------------------------------------------------------------------------------------

Retained earnings, beginning of year:                                                       $  31,865     $  39,552

Net earnings                                                                                    4,937           556
------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                            $  36,802     $  40,108
------------------------------------------------------------------------------------------------------------------------



MARSULEX INC.

Consolidated Statements of Cash Flow (unaudited)
(in thousands of dollars)
---------------------------------------------------------------------------------------------------------------------
                                                                      Three months            Six months
                                                                      ended June 30           ended June 30
---------------------------------------------------------------------------------------------------------------------
                                                                     2003         2002       2003          2002
---------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):
Operating activities:
 Net earnings (loss)                                             $    4,126    $  (1,426)  $    4,937       $   556
 Items not affecting cash:
  Depreciation                                                        3,791        3,512        7,941         7,301
  Loss on disposal of property, plant and equipment                      --           --           --            20
  Gain on disposal of parts and services business and other              --           --           --        (3,612)
  assets
  Amortization of deferred charges                                       71          130          150           262
  Amortization of intangible assets                                     109           --          219            --
  Future income taxes                                                  (139)          93         (230)            2
  Minority interest                                                      --          517           --           742
  Other non cash items                                                   32          (97)         (52)         (100)
---------------------------------------------------------------------------------------------------------------------
                                                                      7,990        2,729       12,965         5,171
Decrease (increase) in non-cash operating working capital            (7,316)     (18,346)       2,039       (13,232)
---------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                   674      (15,617)      15,004        (8,061)

Financing activities:

    Increase in capital stock                                            --          134           --           134
    Increase in long-term debt (note 3(a))                           40,000           --       40,000            --
---------------------------------------------------------------------------------------------------------------------
                                                                     40,000          134       40,000           134

Investing activities:

   Proceeds on disposals of property, plant and equipment                --           --           --         3,358
   (note 4)
   Additions to property, plant and equipment                       (11,858)      (7,298)     (23,532)      (17,629)
   Decrease (increase) in other assets                                   48          743          (10)       (4,219)
   Increase in cash held in trust (note 3(a))                       (26,281)          --      (26,281)           --
   Note from Chemtrade Logistics                                        900           --          900         4,305
---------------------------------------------------------------------------------------------------------------------
                                                                    (37,191)      (6,555)     (48,923)      (14,185)

Foreign exchange loss on cash held in foreign currency                 (538)        (402)        (782)         (451)
---------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                      2,945      (22,440)       5,299       (22,563)

Cash and cash equivalents - beginning of period                      10,294      118,025        7,940       118,148

---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                        $   13,239    $  95,585   $   13,239     $  95,585
---------------------------------------------------------------------------------------------------------------------


MARSULEX INC.
Notes to Consolidated Financial Statements

1.   Basis of presentation:

     The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated statements except for the change in accounting policies described in note 2 below. These unaudited interim period financial statements do not include all the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2002 Annual Report.

2.   Changes in accounting policies:

     (a) Hedging Relationships:

         The Company adopted the new CICA Accounting Guideline ("AcG 13") Hedging Relationships on January 1, 2003. This guideline requires the identification, designation, documentation and assessment of the effectiveness of hedging relationships, for the purpose of applying hedge accounting and discontinues hedge accounting of existing hedges. The adoption of this standard did not have an impact on its financial position since the Company's only material hedging relationship relates to its US dollar denominated debt used to acquire its US operations. This has been accounted for as a hedging relationship as disclosed in note 1(f) to the consolidated financial statements included in the Company's 2002 Annual Report.

     (b) Disclosure of Guarantees:

         On January 1, 2003 the Company adopted the new CICA Accounting Guideline ("AcG 14"). The guideline requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantees. It also requires disclosure in interim and annual financial statements of its obligations under certain guarantees it has issued. The initial recognition and measurement provisions of AcG 14 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Adoption of AcG 14 did not have a material impact on financial statements of the Company.

         In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG 14 definition of a guarantee. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due.

         In the sale of all or a part of a business, in addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the potential liability that the Company could be required to pay to counterparties. Where the Company believes the payment of an amount is likely and the amount can be reasonably estimated, the amounts will be accrued. As disclosed in note 14(c) to the consolidated financial statements included in the Company's 2002 Annual Report, the Company has indemnified Chemtrade Logistics Inc. for Notices and Findings of Violation relating to a facility it purchased and in the opinion of management, this will not have a material impact upon the financial position of the Company.

3.   Long-term Debt


    ----------------------------------------------------------------------------------------------------------------
                                                                                      June 30,       December 31,
                                                                                        2003             2002
    ----------------------------------------------------------------------------------------------------------------
    Long-term Loan
         7.3%, maturing 2019 (note 3(a))                                           $      40,000     $       --
    Senior Subordinated Notes:
         9-5/8% US $60,766,000, maturing 2008                                             81,967          95,943
    ----------------------------------------------------------------------------------------------------------------
    Total debt                                                                           121,967          95,943
    Less current portion                                                                      --              --
    ----------------------------------------------------------------------------------------------- ----------------
                                                                                   $     121,967     $    95,943
    ----------------------------------------------------------------------------------------------- ----------------


MARSULEX INC.
Notes to Consolidated Financial Statements
Page 2

(a) On June 5, 2003 a wholly owned subsidariary of the Company entered into a Long-term Loan agreement to finance its portion of the construction of the environmental compliance facilities at Syncrude's Mildred Lakes oil sands facility in Alberta. The loan is secured by the subsidiary's assets. A general guarantee is provided by the Company until the successful startup of the facility as defined in the loan agreement at which time the general guarantee is released and the loan will be secured by the subsidiary's assets. If, after the successful startup of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt. The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest only payment required until the startup of the facility at which time the repayment of principal will be made over the next 15 years. The repayment of principal is expected to commence January 2005 with principal repayments due as follows:

     ------------------------------------------------------------------

     ------------------------------------------------------------------

               2004                                                 --
               2005                                            $ 1,526
               2006                                              1,641
               2007                                              1,765
               2008                                              1,898
               Thereafter                                       33,170
     ------------------------------------------------------------------

     Under the terms of the agreement $40.0 million was advanced to a loan account which is held in trust. As construction of the facility progresses, cash draws are made on the loan with the remaining amount held in trust and recorded separately in current assets as cash held in trust.

(b) Standard & Poors revised its credit rating of the Company on June 2, 2003 to BB- from the BB rating received in June 1998 and consequently, the rating on the Senior Subordinated Notes was revised to B from the 1998 rating of B+.

4.   Unusual item - Disposal of parts and service business and other assets:

     On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6.5 million, of which $3.4 million was received in cash.

     -------------------------------------------------------------------------
     (in thousands of dollars)
     -------------------------------------------------------------------------
     Proceeds of disposition                                            $6,545
     Net book value and costs of sale                                    2,933
     -------------------------------------------------------------------------
     Gain on sale, before income taxes                                   3,612
     Income taxes                                                           --
     -------------------------------------------------------------------------
     Gain on sale, net of tax                                           $3,612
     -------------------------------------------------------------------------

5.   Capital stock

     On June 17, 2003 the Company announced its intention to make a Normal Course Issuer Bid (NCIB), pursuant to which the Company is entitled to purchase 1,341,677 of its common shares issued and outstanding. The NCIB commenced on June 19, 2003 and will terminate on June 18, 2004. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. No shares were acquired by the Company for cancellation during the period June 19, 2003 to June 30, 2003.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 3

6.   Stock compensation

     The Company's results would have been as follows had it elected to recognize the cost of its stocked-based compensation based on the estimated fair value of stock options granted subsequent to January 1, 2002:


     ---------------------------------------------------------------------------------------------------------
     (in thousand of dollars, except per share amounts)        Three months ended        Six months ended
                                                                    June 30                   June 30
     ---------------------------------------------------------------------------------------------------------
                                                                2003         2002          2003        2002
     ---------------------------------------------------------------------------------------------------------

     Net earnings (loss) as reported                        $    4,126    $  (1,426)   $    4,937      $   556
     Adjustment for stock options                                   39           64           102           84
     ---------------------------------------------------------------------------------------------------------
     Pro forma net earnings                                      4,087       (1,490)        4,835          472
     ---------------------------------------------------------------------------------------------------------

     Pro forma basic earnings per share                           0.13        (0.05)         0.15         0.02
     Pro forma diluted earnings per share                         0.13        (0.05)         0.15         0.02

     ---------------------------------------------------------------------------------------------------------

     During the period no new options were granted. The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

7. The gains or losses arising from the translation of monetary assets and liabilities denominated in US dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and the resulting holding gains or losses are recorded in the statement of operations. In addition, all of the Company's US denominated revenues and expenses of its US operations have been translated into its Canadian dollar reporting currency at the average rate in effect during the year.

     The Company has self-sustaining operations holding US dollar assets and liabilities and the US dollar-denominated Senior Subordinated Notes used in the acquisition of the self-sustaining operations are considered to be a hedge of this net investment. Gains or losses arising from the translation of the financial statements of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of the shareholders' equity on the balance sheet.

8. Certain 2002 balances have been reclassified to conform to presentation adopted in 2003.

9.   Business segments:

     The Company's activities are divided into four reportable segments. The three operating segments are Refinery Services, Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

     Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, S02 recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline.

     Western Markets upgrades sulphur-based by-products produced as part of air quality compliance activities.

     Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 4

9.   Business segments (continued):


Schedule of business segments (unaudited)
----------------------------------------------------------------------------------------------------------------------------------
For the three months ended June 30   Refinery Services    Western Markets    Power Generation   Corporate Support      Total
(in thousands of dollars)
                                       2003      2002      2003      2002     2003      2002     2003      2002    2003      2002
----------------------------------------------------------------------------------------------------------------------------------
Revenue from external customers      19,430    18,579    14,338    14,584    3,398     2,069       --        --   37,166   35,232
----------------------------------------------------------------------------------------------------------------------- ----------
Earnings (loss) before the
  undernoted                          6,838     5,125     4,175     5,784     (406)     (932)  (1,175)   (3,251)   9,432    6,726

Depreciation, including loss
  on disposal                         3,163     2,862       332       327      247       273       49        50    3,791    3,512

Amortization of deferred charges
  and intangible assets                  --        --        --        --       --        --      180       130      180      130

Interest expense                         --        --        --        --       --        --    2,208     4,926    2,208    4,926
Interest capitalized                     --        --        --        --       --        --     (906)     (872)    (906)    (872)
Interest income                          --        --        --        --       --        --     (104)     (623)    (104)    (623)
----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes,
  and minority interest               3,675     2,263     3,843     5,457     (653)   (1,205)  (2,602)   (6,862)   4,263     (347)
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures from
  continuing operations              11,631     6,113       151       269       --       832       76        84   11,858    7,298
----------------------------------------------------------------------------------------------------------------------------------


Schedule of business segments (unaudited)
---------------------------------------------------------------------------------------------------------------------------------
For the six months ended June 30   Refinery Services  Western Markets     Power Generation    Corporate Support       Total
(in thousands of dollars)
                                     2003      2002     2003      2002     2003      2002      2003      2002     2003     2002
---------------------------------------------------------------------------------------------------------------------------------
Revenue from external customers    36,942    34,661    27,577    26,867    4,605     9,684        --        --    69,125   71,212
---------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before
  the undernoted                   12,811     9,403     7,901     9,494   (1,382)     (656)   (3,161)   (5,916)   16,169   12,325

Depreciation, including
  loss on disposal                  6,670     5,979       665       649      505       585       101       108     7,941    7,321

Unusual items                          --        --        --        --       --        --        --    (3,612)       --   (3,612)

Amortization of deferred
  charges and intangible assets        --        --        --        --       --        --       369       262       369      262

Interest expense                       --        --        --        --       --        --     4,373     8,927     4,373    8,927

Interest capitalized                   --        --        --        --       --        --    (1,570)   (1,560)   (1,570)  (1,560)

Interest income                        --        --        --        --       --        --      (169)   (1,295)     (169)  (1,295)
----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before
  income taxes, and
  minority interest                 6,141     3,424     7,236     8,845   (1,887)   (1,241)   (6,265)   (8,746)    5,225    2,282
----------------------------------------------------------------------------------------------------------------------------------
Total assets before goodwill
  and intangible assets (1)       144,694   131,595    20,147    22,378    6,916     9,609    43,215    13,608   214,972  177,190

Goodwill and intangible
  assets (1)                       42,540    49,441     4,468     4,468    6,768     7,922        --        --    53,776   61,831
----------------------------------------------------------------------------------------------------------------------------------
Total assets (1)                  187,234   181,036    24,615    26,846   13,684    17,531    43,215    13,608   268,748  239,021
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures               23,132    15,441       235       285       79     1,815        86        88    23,532   17,629
---------------------------------------------------- --------- ------------------ --------- --------- ------------------ ----------
(1) 2002 assets at December 31

[GRAPHIC OMITTED]

MANAGEMENT TEAM                               HEAD OFFICE
                                              111 Gordon Baker Road
DAVID GEE                                     Suite 300
President & Chief Executive Officer           Toronto, Ontario
                                              M2H 3R1

LAURIE TUGMAN
Executive Vice President                      Tel:   (416) 496-9655
& Chief Financial Officer                     Fax:   (416) 496-4155

ROBERT  CARDELL                               STOCK EXCHANGE LISTING
Vice President & General Manager,             The Toronto Stock Exchange
Power Generation Group                        Stock symbol: MLX

EDWARD R. (TED) IRWIN                         TRANSFER AGENT AND REGISTRAR
Vice President, Finance                       Computershare Investor Services
                                              100 University Avenue

DOUG OSBORNE                                  11th Floor
Vice President,                               Toronto, Ontario
Western Markets Group                         M5J 2Y1

BRIAN STASIEWICZ                              Shareholder inquiry line:
Vice President,                               1-800-663-9097
Refinery Services
                                              INVESTOR INFORMATION
JUDITH GEORGE                                 Shareholders or other interested
Corporate Secretary                           parties seeking financial
                                              information about the
                                              company are invited to call:

                                              LAURIE TUGMAN
                                              Executive Vice President
                                              & Chief Financial Officer
                                              (416) 496-4157

                                              FINANCIAL CALENDAR 2003
                                              Fiscal year end:  December 31
                                              Interim reports mailed:
                                              May, August, November

                                              WEB SITE
                                              www.marsulex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MARSULEX INC.


August 19, 2003                     By:   /s/ Lucio Milanovich
                                          ---------------------------
                                          Lucio Milanovich
                                          Director, Finance